Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Issue of equity and directorate change

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

New York/London, 20 November 2019 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, announces that it has issued 190,698 ordinary shares of 3p each (“Ordinary Shares”) credited as fully paid at a price of 43p per share in satisfaction of a consultancy fee of £82,000. The Company also announces that Leopoldo Zambeletti has resigned as a director of the Company.

Issue of Equity

The Company has today issued 190,698 ordinary shares of 3p each (“Ordinary Shares”) credited as fully paid at a price of 43p per share in satisfaction of a consultancy fee of £82,000.

Application will be made to the London Stock Exchange to admit the 190,698 new Ordinary Shares to trading on AIM. Admission of the new Ordinary Shares is expected to occur on or around 26 November 2019 (“Admission”). The new Ordinary Shares will rank pari passu with the existing Ordinary Shares.

Following Admission, the issued share capital of the Company will be 136,654,516 Ordinary Shares and this figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest, the Company, under the Disclosure Guidance and Transparency Rules published by the UK Financial Conduct Authority. There are no Ordinary Shares held in treasury. Each Ordinary Share entitles the holder to a single vote at general meetings of the Company.

Directorate Change

The Company also announces that Leopoldo Zambeletti has tendered his resignation as a non-executive officer of the Company. The Company notes the significant business interests of Mr Zambeletti in a wide range of life sciences companies and expresses its gratitude for Mr Zambeletti’s contribution to the Company during his tenure.

The person who arranged for release of this announcement on behalf of the Company was Tiziano Lazzaretti, Chief Financial Officer of Tiziana.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to milciclib, the Company is also developing foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody known to the company in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as non-alcoholic steatohepatitis (NASH), primary biliary cholangitis (PBS), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For further enquiries:

Tiziana Life Sciences plc
Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)	+44 (0)20 7213 0883
Liam Murray / Jo Turner

Shore Capital (Broker)	+44 (0)20 7408 4050
Antonio Bossi / Fiona Conroy